Bullivant Houser Bailey PC

1415 L Street

Sacramento, CA  95814

DANIEL B. ENG

Direct Dial: (916) 930-2551
E-mail: daniel.eng@bullivant.com

January 12, 2007

Via Edgar

Christian Windsor

Special Counsel

Financial Services Group

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, NE

Washington, D.C.  20549

Re:                             United Security Bancshares
Pre-Effective No. 2 to Registration Statement on Form S-4
File No. 333-139139

Dear Mr. Windsor:

In response to the Staff’s letter of January 11, 2007, on behalf of United Security Bancshares (the “Company”), we are providing the following information.

1.             Page 31 of the proxy-statement prospectus will be revised to delete reference to the word “summary” and clarify that the discussion in the proxy-statement prospectus is our opinion of the tax consequences of the Merger.

The first paragraph of the Material United States Federal Income Tax Consequences will be revised to read as follows and will be filed pursuant to Rule 424.

“Material United States Federal Income Tax Consequences

General.  The following represents a summary of an opinion of Bullivant Houser Bailey PC that discusses the material United States federal income tax consequences to Legacy Bank shareholders who exchange Legacy Bank stock for United

Security common stock pursuant to the merger, subject to the limitations, qualifications and assumptions set forth in such opinion, and to the extent it reflects statements of law or legal conclusions with respect thereto.  This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations promulgated under the Code, administrative rulings and pronouncements and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences discussed in this proxy statement/prospectus.”

The fifth paragraph of the Material United States Federal Income Tax Consequences section has been revised as follows:

“Consequences of the Merger.  The completion of the merger is conditioned upon the delivery, at closing of the merger, by Bullivant Houser Bailey PC of its opinion that the merger will constitute a “reorganization” for United States federal income tax purposes within the meaning of Section 368(a) of the Code. The closing tax opinion of counsel will be subject to certain assumptions, limitations and qualifications and will be based on the truth and accuracy of certain customary factual representations of Legacy Bank and United Security.  Assuming that the merger will be conducted and completed in a manner as set forth in this proxy statement- prospectus, and subject to the limitations and qualifications referred to herein, the following material United States federal income tax consequences will result from qualification of the merger as a “reorganization” within the meaning of Section 368(a) of the Code:”

2.             We have revised our tax opinion to clearly state tax consequences to the Legacy Bank shareholders.

We have filed pre-effective amendment no. 2 to include our opinion.  If the Staff has no further comments, the Company intends to seek effectiveness as set forth in a separate request.  For today, January 16, 2007.  Should you have any further questions, please do not hesitate to contact the undersigned (916-930-2551).

Very truly yours,

/s/ Daniel B. Eng

Daniel B. Eng
:DBE
Attachments

cc:	Mr. Dennis R. Woods
Mr. Gary S. Findley
Ms. Laura Dean-Richardson